Exhibit 99.1

SEPARATION AND GENERAL RELEASE AGREEMENT

THIS SEPARATION AND GENERAL RELEASE AGREEMENT (this “Separation Agreement”) is entered into between Pär Malmhagen (“Employee”) and Tower Automotive Operations USA I, LLC (the “Employer”).  For purposes of this Separation Agreement, “Company Group” means the Employer and its “Affiliates” which shall include any entity that directly or indirectly controls, is controlled by, or is under common control with the Employer and provided that, for purposes of this Release, Affiliate shall include Tower International, Inc. and any entity owned or controlled, directly or indirectly, by Tower International, Inc.

1.Separation of Employment.  Employee acknowledges and understands that his last day of employment with Employer and/or the Company Group is June 30, 2019 (the “Separation Date”) and that Employee ceased to be President of Tower International, Inc. effective as of the Separation Date.  Effective as of the Separation Date, Employee hereby resigns from all positions (including any board seats) that he holds with the Company Group effective as of the Separation Date and agrees to take all actions that may be necessary or appropriate to effectuate such resignations.

2.Employee General Release of the Released Parties.  In consideration of the payments to be made and the benefits to be received by Employee pursuant to Section 4 and/or Section 5 of this Separation Agreement, subject to Employee’s execution of this Separation Agreement in accordance with Section 13 hereof, and provided Employee does not revoke this Separation Agreement within the period of time permitted for revocation under Section 13(B) of this Separation Agreement, Employee, on his own behalf and for Employee’s spouse, heirs, successors, assigns, executors and representatives of any kind (collectively, “Releasors”) hereby irrevocably and unconditionally releases and forever discharges the Employer, the Company Group, and their respective successors and assigns (collectively “Tower”) and each of their respective present and former employees, directors, officers, agents, partners, shareholders, and insurers, including without limitation all persons acting by, through, under or in concert with any of them (collectively, “Releasees”), from any and all claims, actions, demands, causes of action, costs, expenses, attorney fees, and all liabilities whatsoever of any kind or nature, known or unknown, fixed or contingent, which Employee has, had, or may ever have against the Releasees relating to or arising or having arisen out of or in connection with Employee’s employment or separation from employment with Tower, from the beginning of time up to and including the date Employee executes this Release, excepting only claims or rights that, as a matter of law cannot be released.

07/25/2019 51736557.5

This release includes, without limitation, (a) law or equity claims; (b) contract (express or implied), breach of contract, or tort claims; (c) claims for wrongful discharge, retaliatory discharge, whistle blowing, libel, slander, defamation, unpaid compensation, wage and hour violations, intentional infliction of emotional distress, fraud, public policy contract or tort, and implied covenant of good faith and fair dealing, whether based in common law or any federal, state or local statute; (d) claims under or associated with any of the Employer’s or Company Group’s equity compensation plans or arrangements, including without limitation stock options, expenses, salary, bonuses, profit sharing or fringe benefits; (e) claims arising under any federal, state, or local laws of any jurisdiction that prohibit age, sex, race, national origin, color, disability, religion, veteran, military status, sexual orientation, or any other form of discrimination, harassment, or retaliation (including without limitation under Title VII of the Civil Rights Act of 1964; the Civil Rights Action of 1991; the Rehabilitation Act; the Americans with Disabilities Action of 1990; the Equal Pay Act; the Fair Labor Standards Act, except as prohibited by law; the Age Discrimination in Employment Act of 1967; the Older Workers Benefit Protection Act; the Worker Adjustment and Retraining Notification Act; the Family and Medical Leave Act, except as prohibited by law; the Sarbanes-Oxley Act; the Uniformed Services Employment and Reemployment Rights Act of 1994, the Lilly Ledbetter Fair Pay Act or any other foreign, federal, state or local law or judicial decision); (f) claims arising under the Employee Retirement Income Security Act of 1974, as amended; and (g) any other statutory or common law claims related to Employee’s employment or the separation of Employee’s employment.  Employee understands and agrees that this release is intended to waive all claims of every kind and nature, whether known or unknown, actual or contingent, asserted or unasserted, arising under common law, statutory law or otherwise; no claim of any sort is reserved.  Employee also waives any claim to reinstatement or re-employment with the Employer or any member of the Company Group following the Separation Date.

Without limiting the foregoing paragraph, Employee understands and acknowledges that the release set forth above specifically releases and waives any claims of age discrimination, known or unknown, and any rights he may have under the Age Discrimination in Employment Act of 1967 (“ADEA”), as amended by the Older Workers Benefit Protection Act (“OWBPA”) arising prior to the effective date of this Separation Agreement, and that this waiver and release is knowing and voluntary.

Notwithstanding anything contained herein to the contrary, this Separation Agreement does not release any indemnification or other rights Employee may have in accordance with the governing instruments of the Company Group or under any director and officer liability insurance maintained by the Company Group with respect to liabilities arising as a result of Employee’s service as an officer or director of the Company or an Affiliate.

Employee represents that Employee is not aware of and has not engaged in any activity that would constitute wrongful conduct including, but not limited to, fraud, misrepresentation, or any conduct contrary to existing policies of the Employer or the Company Group.

3.Representations; Covenant Not to Sue.  Employee hereby represents and warrants that (A) Employee has not filed, caused or permitted to be filed any pending proceeding (nor has Employee lodged a complaint with any governmental or quasi-governmental authority) against any of the Releasees, nor has Employee agreed to do any of the foregoing, (B) Employee has not assigned, transferred, sold, encumbered, pledged, hypothecated, mortgaged, distributed, or otherwise disposed of or conveyed to any third party any right or claim against any of the Releasees which has been released in this Separation Agreement, and (C) Employee has not directly or indirectly assisted any third party in filing, causing or assisting to be filed, any claim against any of the Releasees.  Except as set forth in Section 10 below, Employee covenants and agrees that Employee shall not encourage or solicit or voluntarily assist or participate in any way in the filing, reporting or prosecution by himself or any third party of a proceeding or claim against any of the Releasees based upon or relating to any claim released by Employee in this Separation Agreement.

4.Payments, Benefits.  As good consideration for Employee’s execution, delivery and non-revocation of this Separation Agreement, and subject to Employee’s compliance with the provisions of Section 7 of this Separation Agreement, Employer shall, subject to Section 5 below, provide Employee (or Employee’s estate in the event of Employee’s death) with the following:

(a) Severance in the cumulative amount of $675,000, which shall be in full payment of the “Base Severance Amount” pursuant to Section 5.2(b)(i)(A) of the Employment Agreement, dated as of January 19, 2017, by and between Employee and Employer, as amended (the “Employment Agreement”), and which will be paid, less applicable tax withholdings, for a period of twelve (12) months following the Separation Date.

(b) An additional severance payment, which shall be in full payment of the “Bonus Severance Amount” pursuant to Section 5.2(b)(i)(B) of the Employment Agreement, payable in a lump sum (less applicable tax withholdings) between January 1, 2020 and March 15, 2020 in an aggregate amount equal to (i) $560,118, plus (ii) an amount equal to fifty percent (50%) of the bonus, if any, that may have been earned by Employee for 2019. The bonus amount for 2019, if any, will be based on the level of achievement of performance for bonuses paid to active employees for 2019.

(c)  Employee’s outstanding restricted stock units granted prior to January 1, 2019 (70,301 units) shall continue to vest in accordance with the regularly scheduled vesting schedule applicable to such units, i.e. without acceleration of the regular vesting schedule.

(d) The Employer shall pay Employee a total of $1,212,975 in respect of Employee’s Performance Awards for 2017 and 2018. Such amount shall be payable in cash (less applicable tax withholdings) between January 1, 2020 and March 15, 2020.  No further payments in respect of such Performance Awards, or any other Performance Awards, will thereafter be due or payable.

(e)  The Employer shall pay Employee $100,000 (the “Repatriation Assistance Amount”), less applicable tax withholdings, on the first payroll date following the six-month anniversary of the Separation Date for the purpose of providing Employee with repatriation assistance (such as relocation fees, shipment of household goods and personal effects, temporary housing and professional fees); provided, however, that none of such Repatriation Assistance Amount shall be payable if Employee’s application for a Permanent Resident Card (commonly referred to as a “green card”) is approved before Employee is required to leave the United States. If Employee’s green card is approved after payment of the Repatriation Assistance Amount but before Employee leaves the United States, Employee agrees to immediately repay the Repatriation Assistance Amount to the Company upon approval of the green card.

(f)  Subject to Employee’s (or Employee’s covered dependents’) timely election of, and continued eligibility for, continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA Coverage”) under the Employer’s group health plan(s) which cover Employee as of the date of the Separation Date, the Employer shall, in full satisfaction of Section 5.2(b)(ii) of the Employment Agreement, waive (or reimburse the Employee on a monthly basis for) the cost of such COBRA Coverage to the extent that that such cost exceeds the cost that the Employer charges active employees for similar coverage until the earlier of (x) the date that such COBRA Coverage terminates (but for not longer than twelve (12) months of COBRA Coverage), or (y) the date that the Employee is covered under another group health plan.

(g) The Employer will reimburse Employee for reasonable income tax preparation fees for 2019 income taxes, consistent with similar reimbursements for prior years.

For purposes of this Separation Agreement, the payments and benefits under this Section 4 (and Section 5 if applicable) are referred to collectively as the “Separation Payments”. Employee acknowledges that Employee is not otherwise entitled to receive the Separation Payments.  Employee further acknowledges that nothing in this Separation Agreement shall be deemed to be an admission of liability on the part of any of the Releasees.  Employee agrees that Employee will not seek anything further from any of the Releasees.

5.Change in Control Enhancements.  Notwithstanding anything contained herein to the contrary, in the event that a “Change in Control” (as defined in the Employment Agreement) occurs on or before December 31, 2019, then:

•In addition to the severance set forth in Section 4(a) above, Employee will be paid severance in the cumulative amount of $675,000, less applicable tax withholdings, in substantially equal installments over a period of twelve (12) months commencing on the first anniversary of the Separation Date;

•The amount set forth in clause (i) of Section 4(b) above shall be increased to 1,485,000;

•All of Employee’s restricted stock units granted prior to the Separation Date shall thereupon become fully vested;

•In lieu of Section 4(d) above, the Employee shall be entitled to payment in respect of each of Employee’s 2017, 2018 and 2019 Performance Awards equal to the amounts, determined in accordance with Section 4.7 of the Employment Agreement, that would have been payable in respect of such Performance Awards had Employee continued to be employed by the Company through the date of the Change in Control; provided, however, that the amount of such Performance Awards shall be determined in the same manner as 2017, 2018 and 2019 Performance Awards, respectively, of the Company’s Chief Executive Officer are determined if different than as set forth in  Section 4.7 of the Employment Agreement.  The amounts payable in respect of the 2017, 2018 and 2019 Performance Awards shall be paid between January 1, 2020 and March 15, 2020, provided that the Company reserves the right to pay such amounts at any earlier time;

•For purposes of Section 4(f) above, “eighteen (18) months” shall be substituted for “twelve (12) months” where the latter appears therein;

provided, however, that if this Section 5 applies, unless the Company takes action to nullify the possible impact of Section 4999 of the Internal Revenue Code of 1986, as amended, with respect to all other executives of the Company who have employment agreements similar to the Employment Agreement, all payments and benefits under Section 4 and/or this Section 5 shall be subject to reduction to the extent required by Section 5.3(e) of the Employment Agreement (assuming for such purpose that all payments and benefits under Sections 4 and/or 5 hereof are payable as a result of Employee’s involuntary termination of employment with the Company immediately following consummation of the Change in Control).

6.Final Pay Check.  Employee will receive his final pay check on the regular pay date on or next following the Separation Date. The final pay check will include payment for all earned, but unpaid, base salary through and including the Separation Date, together with payment of any unused accrued vacation time that Employee had as of the Separation Date (in each case, less applicable tax withholdings).

7.Survival of Employment Agreement Covenants. Employee represents and warrants that he has complied with the Employment Agreement and shall continue to be bound by the terms of the provisions thereof that survive the termination of Employee’s employment with the Employer (the “Surviving Covenants”). Without limiting the foregoing, Employee acknowledges and agrees that all of the provisions of Section 6 of the Employment Agreement shall survive the termination of the Employee’s employment and be considered Surviving Covenants. If requested, Employee also agrees to timely and properly complete Tower’s D&O Questionnaire for purposes of assisting Tower prepare its next proxy statement. For avoidance of doubt, for purposes of Section 6.2 and Section 6.3 of the Employment Agreement, the Employee’s employment shall be deemed to have terminated pursuant to Section 5.2 of the Employment Agreement; provided, however, that if Employee becomes entitled to any of the payments and benefits under Section 5 of this Separation Agreement, then for purposes of Section 6.2 and Section 6.3 of the Employment Agreement, the Employee’s employment shall be deemed to have terminated pursuant to Section 5.3 of the Employment Agreement.  In the event of a breach by the Employee of any of the provisions of Section 6 of the Employment Agreement, as amended above, the Employer shall have the remedies and relief set forth in Section 6.7 of the Employment Agreement. Nothing in this Section 7 is intended to, nor shall interfere with Employee’s exercise of his preserved rights described in Section 10 of this Separation Agreement.

8.Company Property.  Employee represents that he has returned to Employer all of Employer’s and its affiliates’ property in Employee’s possession, custody and/or control, including, but not limited to, all equipment, vehicles, computers, personal digital assistants, pass codes, keys, swipe cards, credit cards, documents or other materials, in whatever form or format, that Employee received, prepared, or helped prepare. Employee further represents that Employee has not retained any copies, duplicates, reproductions, computer disks, or excerpts thereof of Employer’s or its affiliates’ documents.  Employee agrees to disclose to the Employer all passwords necessary or desirable to enable the Employer to access all information which Employee has password-protected on any of its computer equipment or on its computer network or system.

9.Construction of Agreement.  In the event that one or more of the provisions contained in this Separation Agreement shall for any reason be held unenforceable in any respect under the law of any state of the United States or the United States, such unenforceability shall not affect any other provision of this Separation Agreement, but this Separation Agreement shall then be construed as if such unenforceable provision or provisions had never been contained herein provided, however, that if any court were to find that the waiver and release of claims set forth in Section 2 of this Separation Agreement is unlawful or unenforceable, or was not entered into knowingly or voluntarily, Employee agrees to execute a waiver and release of claims in a form satisfactory to Employer that is lawful and enforceable.  If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by applicable law. This Separation Agreement and any and all matters arising directly or indirectly herefrom shall be governed under the laws of the State of Michigan without reference to choice of law rules.  Employer and Employee consent to the sole jurisdiction of the federal and state courts of Michigan. EMPLOYER AND EMPLOYEE HEREBY WAIVE THEIR RESPECTIVE RIGHT TO TRIAL BY JURY IN ANY ACTION CONCERNING THIS SEPARATION AGREEMENT OR ANY AND ALL MATTERS ARISING DIRECTLY OR INDIRECTLY HEREFROM, AND REPRESENT THAT THEY HAVE CONSULTED WITH COUNSEL OF THEIR CHOICE OR HAVE CHOSEN VOLUNTARILY NOT TO DO SO SPECIFICALLY WITH RESPECT TO THIS WAIVER.

10.Acknowledgments.  Employer and Employee acknowledge and agree that:

(A)  By entering in this Separation Agreement, Employee does not waive any rights or claims that may arise after the date that Employee executes and delivers this Separation Agreement to Employer in accordance with Section 13 hereof;

(B)  This Agreement is not intended to, and shall not in any way prohibit, limit or otherwise interfere with your protected rights under federal, state or local law to without notice to the Employer: (i) communicate or file a charge with a government regulator; (ii) participate in an investigation or proceeding conducted by a government regulator; or (iii) receive an award paid by a government regulator for providing information;

(C)Notwithstanding anything set forth in this Separation Agreement to the contrary, nothing in this Separation Agreement shall affect or be used to interfere with Employee’s protected right to test in any court, under the OWBPA, or like statute or regulation, the validity of the waiver of rights under ADEA set forth in this Separation Agreement; and

(D)  Nothing in this Separation Agreement shall preclude Employee from exercising Employee’s rights, if any (i) under Section 601-608 of the Employee Retirement Income Security Act of 1974, as amended, popularly known as COBRA, (ii) under the Employer’s 401(k) plan, or (iii) to exercise vested stock options granted under the Employer’s 2010 Equity Incentive Plan, to the extent exercisable as of the Separation Date (and to the extent such options may be exercised under such 2010 Equity Incentive Plan and the related option grant agreements).

11.Bar.  Employee acknowledges and agrees that if Employee makes any claim or demand or commence or threaten to commence any action, claim or proceeding against the Releasees with respect to any cause, matter or thing which is the subject of this Separation Agreement, this Separation Agreement may be raised as a complete bar to any such action, claim or proceeding, and the applicable Releasee may recover from Employee all costs incurred in connection with such action, claim or proceeding, including attorneys’ fees, along with the consideration.

12.Miscellaneous. This Separation Agreement constitutes the entire agreement and understanding between Employee and Employer concerning the subject matter of this Separation Agreement and, except as provided by Section 7 hereof, all prior and contemporaneous representations, understandings, and agreements concerning the subject matter of this Separation Agreement have been superseded by the terms of this Separation Agreement.  This Separation Agreement shall inure to the benefit of, and shall be binding upon, the Employee and the Employer, and their respective successors, assigns, heirs and legal representatives, including any entity with which the Employer may merge or consolidate or to which all or substantially all of its assets may be transferred.

13.Opportunity For Review.

(A)Employee is hereby advised and encouraged by Employer to consult with his own independent counsel before signing this Agreement.  Employee represents and warrants that Employee (i) has had sufficient opportunity to consider this Separation Agreement, (ii) has read this Separation Agreement, (iii) understands all the terms and conditions hereof, (iv) is not incompetent or had a guardian, conservator or trustee appointed for Employee, (v) has entered into this Separation Agreement of Employee’s own free will and volition, (vi) has duly executed and delivered this Separation Agreement, (vii) understands that Employee is responsible for Employee’s own attorneys’ fees and costs, (viii) has been advised and encouraged by Employer to consult with Employee's own independent counsel before signing this Separation Agreement (ix) has had the opportunity to review this Separation Agreement with counsel of his choice or has chosen voluntarily not to do so, (x) understands that Employee has been given twenty-one (21) days to review this Separation Agreement before signing this Separation Agreement, and understands that he is free to use as much or as little of the 21-day period as Employee wishes or considers necessary before deciding to sign this Separation Agreement, (xi) understands that if Employee does not sign and return this Separation Agreement to Employer (attention: Mark Flynn) within 21-days after the Separation Date, Employee shall not be entitled to receive the payments and benefits provided for under Section 4 or Section 5 of this Separation Agreement, and the Separation Date shall be unaltered, and (xii) understands that this Separation Agreement is valid, binding, and enforceable against the parties hereto in accordance with its terms.

(B)The parties hereto understand and agree that Employee may revoke this Separation Agreement after having executed it by delivering a written notice of revocation to Employer (attention: Mark Flynn) by no later than 11:59 p.m. on the seventh (7th) day after Employee’s execution of this Separation Agreement.  If Employee revokes this Separation Agreement, it shall not be effective or enforceable, Employee shall not be entitled to receive the payments and benefits provided for under Section 4 or Section 5 of this Separation Agreement, and the Separation Date shall be unaltered. If Employee does not revoke this Separation Agreement within the foregoing time period, this Separation Agreement shall be effective and enforceable on the eighth (8th) day after execution and delivery to Employer (Attn: Mark Flynn) by Employee.

[signature page follows]

Agreed to and accepted on this 10th day of July, 2019.

Witness:EMPLOYEE:

/s/ Mark R. Flynn/s/ Pär Malmhagen

Pär Malmhagen

Agreed to and accepted on this 10th day of July, 2019.

EMPLOYER:

TOWER AUTOMOTIVE OPERATIONS USA I, LLC

BY: /s/ Mark R. Flynn